April 30, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global Corporation Limited
Registration Statement on Form S-4
File No. 333-187100

Dear Mr. Spirgel:

On behalf of our client Liberty Global Corporation Limited (the “Company”), in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-187100), in connection with the proposed transactions involving the Company, Liberty Global, Inc., certain of Liberty Global’s subsidiaries and Virgin Media Inc., to 1:00 p.m., Eastern time, on May 1, 2013.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Very truly yours,

/s/ Eliza W. Swann
Eliza W. Swann, Esq.

cc:	Reid Hooper – Securities and Exchange Commission
Kathleen Krebs – Securities and Exchange Commission
Bryan H. Hall – Liberty Global Corporation Limited
George Casey – Shearman & Sterling LLP
Jeremy Kutner – Shearman & Sterling (London) LLP
John E. Sorkin – Fried, Frank, Harris, Shriver & Jacobson LLP
Robert P. Mollen – Fried, Frank, Harris, Shriver & Jacobson (London) LLP